InnerLight Holdings, Inc. 867 East 2260 South Provo, Utah 84606 ph: (801) 655-0605 fx: (801) 655-0621 www.innerlightinc.com

June 22, 2009

Securities and Exchange Commission
Division of Finance
Washington, D.C. 20549
Attn: Janice McGuirk

RE:       InnerLight Holdings, Inc.
File No. 333—152430 (Form S-1/A9)

Dear Ms. McGuirk:

The attached Amendment No. 9 to the above-referenced filing has been filed on EDGAR and a hard copy is submitted (in redline format) in response to your comments by letters dated June 16 and June 17, 2009.    This Amendment reflects the unaudited financial statements and narrative information through the three months ended March 31, 2009 and the audited financial statements and narrative information through the fiscal year ended December 31, 2008. It also provides shareholder information current to June 19, 2009.

     With respect to the comments related to the Form S-1/A8, please note the following amendments to that Registration, keyed to the numerated comments of your letter and with reference to the appropriate pages of Amendment No. 9:

SEC Comment Letter June 16, 2009

1.	Comparison of three months, page 22.

a.
The language referring to the economic downturn has been deleted. The size of the orders and the frequency of orders from distributors have decreased, resulting in lower sales. We have received comments from the distributors that they have cut back on expenditures due to the economy; however we cannot document with specificity that the economic downturn is the cause for smaller order sizes and less frequent orders.

2.	Interest and other, page 22.
a.
While on a marketing tour in Europe and Norway, a bag of electronic equipment (laptops, hard drives, iPod, etc.) used for the presentations was stolen. A bio-metric survey device that we were using in the presentations was also stolen. We have a theft report from the Oslo police department, but it is written in Norwegian. The total loss booked was $18,000.

b.	The disclosure has been revised to add these details on page 22.

3.	Financial statements for the three months ended March 31, 2009.

a.	The consolidated balance sheet at December 31, 2008 was added to the consolidated balance sheet at March 31, 2009.

4.	Financial statements for the three months ended March 31, 2009.

a.
We have revised the presentation of the statements of operations as directed. The unaudited results of operations from the period from February 21, 2009 to March 31, 2008 was added under the issuer. The audited period from January 1, 2008 to February 29, 2008 of the predecessor company was also included in the statements of operations as instructed.

b.	The same periods were added in the cash flow statements.

5.	Financial statements for the three months ended March 31, 2009.

a.	We added the language as requested in Note 1 – Significant Accounting Policies under “Operations and Basis of Presentation.”

6.	Consolidated Statement of Operation, page 37.

a.	The earnings per share amounts on the consolidated statement of operations and the per share amounts per Note 2 on page 43 now agree.

b.
The weighted average shares outstanding for the three months ended March 31, 2009 were added to the consolidated statement of operations at the bottom of the statement per paragraph 40 of SFAS No. 128.

SEC comment letter dated June 17, 2009

1.	The disclosure of the private transactions noted on page 48 between Mr. Brogan and Gary Quigley and Chilesha Holdings.

a.	We have clarified the disclosure to make it clear that the two transactions were private in nature and that the Company was not a party.

b.	Pursuant to your request, we have included this disclosure in the Certain Relationships and Related Transactions section on page 27.

Thank you for your attention and assistance.

Warm regards,

Heber Maughan
Chief Financial Officer
801-655-0605 t
801-655-0621 f
hmaughan@innerlightcorp.com